Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

GOLD FIELDS FORM 20-F FILING

Johannesburg, 1 April 2022: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) advises that the company filed its annual report on Form 20-F for the year ended 31 December 2021 with the U.S. Securities and Exchange Commission on 31 March 2022. The document can be accessed on Gold Fields' website at https://www.goldfields.com/form-f20.php.

Gold Fields' shareholders (including holders of Gold Fields' American depositary shares) may also receive hard copies of the annual report on Form 20-F, which includes the audited financial statements, upon request. For a copy of the report, please contact Khahliso Sekgotho at Khahliso.sekgotho@goldfields.com.

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Ghana (including our Asanko Joint Venture), Peru and South Africa, and one project in Chile with total attributable annual gold-equivalent production of 2.34Moz. It has attributable gold-equivalent Mineral Reserves of 48.60Moz and gold Mineral Resources of 111.80Moz. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, and an additional listing on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
Email Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 82 260 9279
Email Sven.Lunsche@goldfields.com

Directors: C A Carolus (Chair), C I Griffith** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani #, P J Bacchus†, T P Goodlace, J E McGill^, S P Reid^, P G Sibiya, Y G H Suleman
^Australian, †British, #Ghanaian, ** Executive Director
Company Secretary: Anrè Weststrate

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery